Exhibit 1.7

CDC Corporation to host call; senior management team to update investors on strategic review

[Hong Kong, Atlanta, and Beijing, October 07, 2005] CDC Corporation (NASDAQ: CHINA; www.cdccorporation.net) today announced that it will host a conference call on Thursday, October 13, 2005 at 9:00 a.m., EDT, to update investors on the progress of the company’s corporate and operational strategic review.

Participating in the call will be CDC Corporation’s Acting CEO Steven Chan, and J. Patrick Tinley, the CEO of CDC Software, the company’s software unit and Rudy Chan, the CEO of China.com Inc., the company’s mobile applications and online games subsidiary.

“CDC Corporation’s senior management team has made significant progress restructuring the company’s corporate operations and has nearly completed the streamlining of our Hong Kong headquarters resulting in annualized cost savings of approximately US$5 million. A key result has been the delegation of the operating functions to our two primary business units, CDC Software and China.com Inc., while the corporate team is refocusing on new initiatives and investments. We believe that our strategic plan effectively positions the company for strong future revenue and profit growth and enhances long-term shareholder value,” said Steven Chan, Acting CEO of CDC Corporation.

CDC Corporation

•	The company is initiating a focus on non-organic growth initiatives to enhance shareholder value.

•	The company has nearly completed its initiative to reduce non-operational expenses to preserve its cash. CDC Corporation’s Non-GAAP cash and cash equivalents net of total debt as of Q2 2005 was approximately US$221 million.

CDC Software

•	By realigning development resources into “Centers of Excellence” using common tools and methodologies, CDC Software expects to achieve significantly greater efficiencies from its R&D centers in China, India and North America. As a result, the timelines for delivering innovative new products are being accelerated for key market initiatives.

•	CDC Software remains committed to strengthening its market position in the Asia Pacific region by committing additional resources to sales, marketing, support and development in China and Japan.

•	Further synergies in the areas of office consolidations, reduced management overhead, and the creation of an integrated global support organization can be expected to result in additional annualized cost savings of US$4 to US$5 million.

China.com Inc.

•	MVAS unit continues to see success in its diversification strategy and has seen progressive improvement in its business environment.

•	China.com Inc. focuses on mobile applications and online games and is seeking to establish a sponsored Level 2 American Depositary Receipts (“ADR”) program in the United States. CDC is embarking on this ADR initiative to enable many of its US-based investors to more easily invest directly in China.com Inc.

•	With international financial media outlets noting the unique revenue model in the China market of China.com Inc.’s online game, Yulgang, player revenue and usage continues to outpace expectations.

•	China.com Inc plans to acquire www.gametea.com (“Gametea”), a leading online casual games platform in China. With this acquisition, China.com’s gaming portfolio will have an enlarged registered user base of close to 20 million with meaningful cross marketing and platform sharing benefits that the company can quickly tap into to accelerate growth from our growing Yulgang and MVAS user base.

Mr. Chan continued, “As the company continues with the next logical stage in our evolution, interest in our strategy is growing. We look forward to providing a full update on recent progress, further insight into our plans for growth and answering questions about the CDC Corporation story.”

Conference Call
CDC Corporation 9:00 a.m. EDT on Thursday, October 13, 2005 (9:00 p.m. — Hong Kong time). Investors can call:

USA and CANADA Toll Free Number: INTERNATIONAL Toll Number:	+1 877-692-2592 +1 973-582-2700

The conference ID number is 6578775 and the call leader is Mr. Steven Chan. Alternatively, the conference call can be heard via the Internet at:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=78433&eventID=1136850

For those unable to call in or listen to the live broadcast via the web, a replay will be available after the call at www.cdccorporation.net under INVESTOR RELATIONS or via Instant Replay by calling INTERNATIONAL Toll Number: 973-341-3080, USA and CANADA Toll Free Number: 877-519-4471, Passcode: 6578775. The instant replay will be available until October 30, 2005.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. China.com Inc. with its focus on mobile applications and online games is seeking to establish a sponsored Level 2 American Depositary Receipts (“ADR”) program in the United States. CDC is embarking on this ADR initiative as part of its strategic review to enable many of its US-based investors to more easily invest directly in China.com Inc. Once the ADR program is in effect, it would enable CDC to provide greater flexibility with respect to its shareholdings in China.com Inc. such as distributing a stock dividend of all or a part of its China.com Inc. shares to CDC shareholders. CDC’s Non-GAAP cash and cash equivalents net of total debt as at Q2 2005 was approximately US$221 million of which approximately one half was within China.com Inc.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of management appointments, corporate restructurings and strategic initiatives at the company, including the expected amount of cost savings such efforts are expected to achieve. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations Anne Yu, VP Corporate Planning Tel: (852) 2237 7020 Fax: (852) 2571 0410 e-mail: media@cdccorporation.net	Investor Relations Craig Celek, VP Investor Relations Tel : 1 (212) 661 2160 Fax : 1 (646) 827 2421 e-mail : craig.celek@cdccorporation.net